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                                                                                                            EXHIBIT 12

                               HERSHEY FOODS CORPORATION
                   COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
            For the Years Ended December 31, 1994, 1993, 1992, 1991, and 1990
                      (in thousands of dollars except for ratios)
                                   (Unaudited)
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                                                           1994          1993         1992       1991       1990
Earnings:

 Income from continuing operations before
    income taxes and accounting changes                $333,138(a)   $510,875(b)  $400,988   $363,457   $361,518(d)

 Add (Deduct):

    Interest on indebtedness                             37,249        30,224       29,708     29,269     26,319

    Portion of rents representative of the
      interest factor(c)                                  8,556         8,175        7,987      7,785      6,939

    Amortization of debt expense                             64            84          165        284        270

    Amortization of capitalized interest                  2,958         2,684        1,988      1,390      1,147

    Adjustment for equity companies(d)                      -             -            628        262     (1,258)

    Adjustment for majority-owned subsidiary(e)             -             -             17       (116)      (397)


       Earnings as adjusted                            $381,965      $552,042     $441,481   $402,331   $394,538


Fixed Charges:

 Interest on indebtedness                               $37,249       $30,224      $29,708    $29,269    $26,319

 Portion of rents representative of the
   interest factor(c)                                     8,556         8,175        7,987      7,785      6,939

 Amortization of debt expense                                64            84          165        284        270

 Capitalized interest                                     3,009         4,646       12,055     10,386      5,875

 Adjustment for 50% equity company(f)                       -            -            -            21         47

       Total fixed charges                              $48,878       $43,129      $49,915    $47,745    $39,450


Ratio of earnings to fixed charges                         7.81         12.80         8.84       8.43      10.00

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NOTES:

(a) Includes a restructuring charge of $106.1 million.

(b) Includes a gain of $80.6 million on the sale of the Corporation's 18.6% investment interest in Freia Marabou a.s.

(c) Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.

(d) Adjustment for equity companies includes the eliminations from income of both undistributed earnings and losses of companies in which at least 20% but less than 50% equity is owned. In May 1990, the Corporation sold its equity interest in AB Marabou resulting in a non-recurring gain of $60.5 million. In April 1992, the Corporation sold its equity interest in its Brazilian joint venture.

(e) In December 1992, the Corporation purchased the remaining shares of Hershey Japan. Prior to the acquisition, the Corporation owned 51% of Hershey Japan.

(f) In October 1991, the Corporation purchased the shares of Nacional de Dulces, S.A. de C.V., subsequently renamed Hershey Mexico, S.A. de C.V. (Hershey Mexico), owned by its joint venture partner, Grupo Carso, S.A. de C.V. Prior to the acquisition, the Corporation owned 50% of the outstanding stock of Hershey Mexico.